

15047233

SEC
Mail Processing
Section

MAK 0 2 2015

Washington DC
403

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 46412

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2014___ AND ENDING ___12/31/2014___
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Asia Pacific Financial Management Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Aspinall Avenue

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Hagatna	Guam	96910-5156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sandra McKeever   (671) 472-6400
                                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burger & Comer, P.C.

(Name – *if individual, state last, first, middle name*)

278 S Marine Corps Dr. Ste. 104	Tamuning	Guam	96913
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Sandra McKeever_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Asia Pacific Financial Management Group, Inc._____ , as of __December 31_____, 20 __14__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

> **BARBARA L. LUJAN**
> **NOTARY PUBLIC**
> In and for Guam, U.S.A.
> My Commission Expires: **June 24, 2017**
> 145 Aspinall Avenue Hagatna, Guam 96910

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A report of Independent Public Accountant on Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

WITH INDEPENDENT AUDITORS' REPORT THEREON

Hengi Plaza, Suite 104, 278 South Marine Corps Drive Tamuning, Guam 96913

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.

(a Guam Corporation)

Financial Statements and Other Financial Information

Year ended December 31, 2014

Contents

Burger & Comer, P.C.

Tamuning, Guam USA

February 20, 2015

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Asia Pacific Financial Management Group, Inc.:

We have audited the accompanying financial statements of Asia Pacific Financial Management Group, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2014 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asia Pacific Financial Management Group, Inc. as of December 31, 2014, and the results of operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in schedules of computation of net capital, aggregate indebtedness, basic net capital requirement, and net capital reconciliation with Focus Report required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Burger & Comer, P.C.

Burger & Comer, P.C.
Tamuning, Guam
February 20, 2015

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Statement of Financial Condition

December 31, 2014

ASSETS

Cash and cash equivalents	$ 80,515
Deposit with clearing organization	57,469
Funds held in trading securities account	78,819
Receivable from brokers	173,491
Prepaid expenses	7,231
Property, equipment and leasehold improvements, net of accumulated depreciation (note 4)	44,313
Total assets	$ 441,838

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	26,683
Commissions payable – stockholders	108,539
other brokers	1,450
Guam income tax payable (note 5)	4,303
Deferred income tax	11,498
Total liabilities	152,473

Commitments and contingencies (notes 6 and 7)

Stockholders' equity:	
Common stock, $1 par value. 800,000 shares authorized; 26,000 shares issued and outstanding	26,000
Additional paid-in capital	12,000
Retained earnings	323,365
	361,365
Less: Treasury stock, 2,592 shares at cost	(72,000)
Total stockholders' equity	289,365
Total liabilities and stockholders' equity	$ 441,838

See accompanying notes to financial statements and auditors' report.

3

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Statement of Income

Year ended December 31, 2014

Revenues:	
Commissions and fees	$ 1,211,991
Account annual fees	10,400
Other income	6,899
Interest income	2,192
Total revenues	1,231,482
Operating expenses:	
Commissions	740,406
Employee salaries and wages	176,214
Other operating expenses	165,952
Taxes and licenses	33,646
Occupancy (note 6)	77,394
Depreciation	8,735
Total operating expenses	1,202,347
Operating income and income before income taxes	29,135
Guam income tax (note 5)	(10,782)
Net income	$ 18,353

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam corporation)

Statement of Changes in Stockholders' Equity

December 31, 2014

	Common Stock Shares	Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance December 31, 2013	26,000	$ 26,000	$ 12,000	$ 305,012	$ (72,000)	$ 271,012
Net income		-	-	18,353	-	18,353
Balance December 31, 2014	26,000	$ 26,000	$ 12,000	$ 323,365	$ (72,000)	$ 289,365

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 18,353
Adjustments to reconcile net income to net cash	
provided by operating activities	
Depreciation and amortization	8,735
Changes in assets and liabilities:	
Deposit with clearing organization	(6)
Funds held in trading securities accounts	(6,045)
Receivables	(14,031)
Prepaid expenses	(351)
Accounts payable	(6,934)
Commissions payable	9,481
Deferred income taxes	8,353
Guam income tax payable	(3,072)
Net cash provided by operating activities	14,483
Cash flows from investing activities:	
Purchases of property and equipment	(17,609)
Net cash used in investing activities	(17,609)
Net decrease in cash	(3,126)
Cash at beginning of year	83,641
Cash at end of year	$ 80,515

See accompanying notes to financial statements and auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Notes to Financial Statements

December 31, 2014

1. Organization and Nature of Business

Asia Pacific Financial Management Group, Inc. (APFMG or the Company), previously named Asia Pacific Investors Services, was incorporated under the laws of the Territory of Guam on March 2, 1993 with the filing of its incorporation documents at the Government of Guam Department of Revenue and Taxation. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. APFMG renders investment management and broker-dealer services in mutual funds, corporate stocks and fixed income securities on both an agency and principal basis to its Guam located customers on a fully disclosed basis through other broker-dealers. APFMG is exempt from the reserve requirement under SEC rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

2. Significant Accounting Policies

Basis of Accounting

Security transactions and related commission revenue and expense are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of financial condition and the statement of cash flows, cash is defined as cash on hand, money market accounts, cash due from banks and brokerage accounts, and cash on deposit with banks.

Accounts Receivable

Accounts receivable primarily represent management and consulting fees due for financial and investment advisory services.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Notes to Financial Statements, continued

December 31, 2014

2. **Significant Accounting Policies, continued**

Revenue Recognition

Revenue, which consists of management and consulting fees for financial and investment advisory services, is recognized as it is performed. Commissions earned on life insurance policies sold are recognized as premiums are collected. Commissions earned on annuity contracts are recognized initially when the customer purchases the annuity; there are also residual commissions based on the amount invested. Investment advisory fees are received and recognized monthly.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost or estimated net book value at the date of transfer. Depreciation of property and equipment, and amortization of leasehold improvements, which is included in depreciation expense, is based on the straight line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lives of the respective lease or the service lives of the improvements.

Income Taxes

The Territory of Guam adopted most sections of the United States Internal Revenue Code as the territorial or local income tax.

Guam income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to the use of mandatory depreciation methods for fixed assets under the tax laws. Deferred tax assets and liabilities represent the future tax return consequences of those differences which will be recoverable or taxable when the temporary differences reverse or certain future events occur. No deferred tax liability is recorded for permanent tax differences.

The Company files its corporate income tax return in the Territory of Guam. With few exceptions, the Company is no longer subject to Guam income tax examinations by tax authorities for years before 2011. The Company does not have any unrecognized tax benefits at December 31, 2014 that would affect the annual effective tax rate.

The Company recognizes interest accrued related to unrecognized tax benefits as interest expense and recognizes penalties in operating expenses. The Company did not recognize any interest or penalties in the year ended December 31, 2014 related to unrecognized tax benefits.

8

2. **Significant Accounting Policies, continued**

Advertising

The costs of non direct response advertising are charged to expense as incurred.

3. **Fair Value**

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3. **Fair Value, continued**

Processes and Structure

The Board of Directors is responsible for the Company's fair value valuation policies, processes, and procedures. The Board implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Cash and cash equivalents, and deposits with clearing organizations are essentially cash and are therefore valued at fair value. The fair value of amounts receivable from brokers, prepaid expenses, accounts payable, accrued expenses, and commissions payable are approximately the same as their carrying values, due to the short term nature of the accounts.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1
Corporate equities	$ 68,564
Exchange traded products	7,654
Total	$ 76,218

The investments carried at fair value above are included with a cash equivalent of $2,601 in the accompanying statement of financial condition as "Funds held in trading securities account."

3. **Fair Value, continued**

    Fair Value Option

    FASB ASC 825, *Financial Instruments*, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has not been elected as of December 31, 2014.

4. **Property and Equipment**

    A summary of property and equipment as of December 31, 2014 follows:

Furniture	$ 97,392
Equipment	36,777
Leasehold improvements	21,094
	155,263
Less accumulated depreciation	(110,950)
Property and equipment, net	$ 44,313

5. **Guam Income Tax**

    During the year ended December 31, 2014 the Company paid $6,804 in Guam income taxes. The Company's deferred income tax liability increased by $7,782 due to tax depreciation in excess of book depreciation. Income taxes currently payable are $3,000 at December 31, 2014.

6. **Lease Commitment**

    Effective January 1, 2009 the Company leased its administrative office under a noncancelable operating lease with a term expiring on December 31, 2014. The lease was renewed, with the current term expiring December 31, 2015. Monthly rent under the lease is $2,500. The building and related improvements from which APFMG conducts its operations are owned by U.D.P. Corporation, a Guam corporation owned two-thirds by APFMG's majority stockholder.

    Rent expense for the year ended December 31, 2014 was $30,000. Future rent due under this lease is $30,000 in 2015.

7. **Subsequent Events**

In preparing the accompanying financial statements and these footnotes, management has evaluated subsequent events through February 20, 2015, which is the date the financial statements were available to be issued.

8. **Net Capital Requirement**

APFMG is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, APFMG had net capital of $103,321, which was $93,923 in excess of its required net capital of $9,398. The Company's net capital ratio was 1.36 to 1.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2014

NET CAPITAL:

Total stockholders' equity qualified for net capital		$ 289,365
Additions:		
Allowable credit for deferred income taxes payable		11,498
Deductions:		
Non-allowable assets:		
Clearing accounts	(57,469)	
Broker and other receivables	(76,894)	
Prepaid insurance	(7,231)	
Furniture, equipment and leasehold improvements	(44,313)	
Petty cash	(150)	
		(186,057)
Net capital before haircuts on securities positions (tentative net capital)		114,806
Haircuts on securities from Part IIA		(11,485)
Net capital		$ 103,321

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Aggregate Indebtedness

December 31, 2014

Total liabilities in the statement of financial condition	$ 152,473
Deferred income taxes payable	(11,498)
Aggregate indebtedness for the Forms Report	$ 140,975
Net capital	$ 103,321
Percentage of aggregate indebtedness to net capital	136.4%

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Computation of Basic Net Capital Requirement

December 31, 2014

Minimum net capital required (6 and 2/3 percent of aggregate indebtedness)	$ 9,398
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 5,000
Net capital requirement	$ 9,398
Net capital	$ 103,321
Excess net capital	$ 93,923

Excess net capital at 1000%

Excess net capital	$ 93,923
Less: 10% of aggregate indebtedness	14,097
Excess net capital at 1000%	$ 79,826

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Reconciliation with Focus Report Form X-17A-5

December 31, 2014

Total ownership equity qualified for net capital per Forms Report	$ 289,365
Difference – none	-
Total ownership equity qualified for net capital per Audit	$ 289,365

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Asia Pacific Financial Management Group, Inc.

In planning and performing our audit of the financial statements of Asia Pacific Financial Management Group, Inc. (the Company), as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burger & Comer, P.C.

BURGER & COMER, P.C.
Tamuning, Guam
February 20, 2015

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule II

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

See accompanying auditors' report.

ASIA PACIFIC FINANCIAL MANAGEMENT GROUP, INC.
(a Guam Corporation)

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

See accompanying auditors' report.

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 20, 2015

The Board of Directors
Asia Pacific Financial Management Group, Inc.

In planning and performing our audit of the financial statements of Asia Pacific Financial Management Group, Inc. as of and for the year ended December 31, 2014, on which we have issued our report dated February 20, 2015, we considered its system of internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. We noted no matters involving the system of internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the SIPC, FINRA, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Burger & Comer, P.C.

BURGER & COMER, P.C.
Tamuning, Guam USA

BURGER & COMER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Asia Pacific Financial Management Group, Inc.
Hagatna, Guam

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Asia Pacific Financial Management Group, Inc. (APFMG) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Asia Pacific Financial Management Group's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Asia Pacific Financial Management Group's management is responsible for Asia Pacific Financial Management Group's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries ((a) Check number 7916 on July 22, 2014 for $24 and (b) Check number 8044 on January 29, 2015 for $60), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and
4. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Burger & Comer, P.C.

February 20, 2015